UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 21, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Forethought Life Insurance Company
Forethought Life Insurance Company Separate Account A

File No. 333-201683

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Forethought Life Insurance Company ("Forethought") and Forethought Life Insurance Company Separate Account A (the "Separate Account") submitted an application under Rule 406 requesting confidential treatment for information they excluded from an exhibit to a post-effective amendment on Form N-4 filed on April 16, 2015.

Based on representations by Forethought and the Separate Account that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from Exhibit 99.(7)(A) will not be released to the public through April 16, 2025.

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

Brent J. Fields
Secretary